SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———————

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): <u>October 21, 2003</u>

POLYONE CORPORATION

(Exact name of registrant as specified in charter)

Ohio	1-16091	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2403

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: <u>(216)589-4000</u>

(Former name or former address, if changed since last report.)

Item 5. Other Events

On October 21, 2003, the Registrant issued a press release, filed herewith as Exhibit 99.1, announcing that the Registrant will focus on its global Plastics Compounding, Color and Additive Materbatch and Distribution businesses, and that its non-core Elastomers and Performance Additives, Engineered Films and Specialty Resins businesses are being considered for divestment.

Item 7. Financial Statements, Pro-Forma Financial Information and Exhibits

(c) Exhibits

Exhibit 99.1 – Press Release dated October 21, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POLYONE CORPORATION

By: /s/ Gregory P. Smith

Gregory P. Smith
Controller

Dated: October 21, 2003